Mindray Announces Third Quarter 2009 Financial Results
Shenzhen, China – November 9, 2009 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the third quarter and nine months ended September 30, 2009.
Highlights for Operations as of September 30, 2009
•	Third quarter 2009 net revenues were $151.1 million, an increase of 3.1% over the third quarter of 2008. First nine months net revenues were $445.3 million, an increase of 17.3% year over year.

•	International markets continued to recover in the third quarter of 2009 with only 1.3% year over year decline, backed by stronger growth in emerging markets and narrower decline in developed markets.

•	Fully diluted EPS in the third quarter of 2009 was $0.38, a 56.9% increase from the third quarter of 2008 and a 30.6% increase from the second quarter of 2009. First nine months fully diluted EPS was $0.90, an increase of 33.7% year over year.

•	Fully diluted non-GAAP EPS in the third quarter of 2009 was $0.33, a 12.2% increase from the third quarter of 2008. First nine months fully diluted non-GAAP EPS was $0.94, an increase of 10.7% year over year.

•	EBITDA in the third quarter of 2009 was $60.1 million, a 51.6% increase from the third quarter of 2008 and a 28.7% increase from the second quarter of 2009.

•	Gross margin in the third quarter of 2009 was 56.6%, compared to 54.2% in the third quarter of 2008 and 57.2% in the second quarter of 2009.

•	Net operating cash generated during the third quarter of 2009 was $20.9 million.

•	Mindray recorded special one-time income of $14.0 million resulting from a mutually agreed upon termination of a joint development and OEM chemical analyzer project between Beckman Coulter, Inc. and Mindray. The agreement resulted from changes in business strategy by Beckman Coulter, Inc. after it acquired the Olympus Diagnostic division.

•	Mindray met product launch goals for the year with four more product launches in the third quarter, including the DC-7 color ultrasound system, BC-5800 hematology analyzer and WATO EX 20/30 anesthesia machine, as well as the Passport V, the second jointly developed patient monitor from the Shenzhen and Mahwah engineering teams. Mindray has launched 9 new products year to date.
“Mindray delivered solid results this quarter and we are encouraged by the continuous sales uptake we are seeing in the international markets,” commented Xu Hang, Mindray’s chairman and co-chief executive officer. “In the domestic Chinese market, normal distributor sales remained strong while tender sales were much lower than expected due to a slow-down in the government budget deployment process; this is a result of normal quarterly fluctuation in tenders and hence we maintain our growth expectation for China for the year. Mindray continues to focus on innovation and we are pleased to deliver on our annual new product development goals ahead of schedule as we successfully introduced four additional new products to the market during the quarter.”
SUMMARY – Third Quarter and Nine Months Ended September 30, 2009

	Three Months Ended September 30			Nine Months Ended September 30
(in $ millions, except per-share data)	2009	2008	% chg	2009	2008	% chg
Net Revenues	151.1	146.5	3.1%	445.3	379.6	17.3%
Revenues generated in China	66.8	61.1	9.3%	205.1	161.7	26.8%
Revenues generated outside China	84.3	85.4	-1.3%	240.2	217.9	10.3%
Gross Profit	85.5	79.4	7.7%	251.8	205.8	22.4%
Non-GAAP Gross Profit	87.2	83.6	4.3%	256.8	213.7	20.2%
Operating Income	34.2	30.2	13.5%	102.6	85.9	19.5%
Non-GAAP Operating Income	40.0	37.5	6.7%	118.6	108.3	9.5%
EBITDA	60.1	39.6	51.6%	142.3	104.6	36.0%
Net Income	43.4	28.0	55.2%	101.8	77.1	32.0%
Non-GAAP Net Income	37.4	33.7	11.0%	105.7	96.7	9.3%
Diluted EPS	0.38	0.24	56.9%	0.90	0.68	33.7%
Non-GAAP Diluted EPS	0.33	0.29	12.2%	0.94	0.85	10.7%
Revenues
Mindray reported net revenues of $151.1 million for the third quarter of 2009, a 3.1% increase from $146.5 million in the third quarter of 2008. Net revenues generated in China in the third quarter of

2009 increased 9.3% to $66.8 million from $61.1 million in the third quarter of 2008, while net revenues generated in international markets in the third quarter of 2009 decreased 1.3% to $84.3 million from $85.4 million in the third quarter of 2008.
Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues declined 0.6% to $67.7 million from $68.1 million in the third quarter of 2008. The patient monitoring & life support products segment contributed 44.8% to total net revenues in the third quarter of 2009.
In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 5.8% to $37.3 million from $35.3 million in the third quarter of 2008. The in-vitro diagnostic products segment contributed 24.7% to total net revenues in the third quarter of 2009.
Medical Imaging Systems: Medical imaging systems segment revenues increased 10.2% to $36.4 million from $33.0 million in the third quarter of 2008. The medical imaging systems segment contributed 24.1% to total net revenues in the third quarter of 2009.
Others: Other revenues, which are primarily comprised of service fees charged for post warranty period repair services, declined 4.2% to $9.7 million from $10.1 million in the third quarter of 2008. Other revenues contributed 6.4% to total net revenues in the third quarter of 2009.
The segment revenue amounts discussed above include shipping and handling fees charged to customers.
Gross Margins
Third quarter 2009 gross profit was $85.5 million, a 7.7% increase from $79.4 million in the third quarter of 2008. Third quarter 2009 non-GAAP gross profit was $87.2 million, a 4.3% increase from $83.6 million in the third quarter of 2008. Third quarter 2009 gross margin was 56.6% compared to 54.2% in the third quarter of 2008 and 57.2% in the second quarter of 2009. Non-GAAP gross margin was 57.7% in the third quarter of 2009 compared to 57.0% in the third quarter of 2008 and 58.3% in the second quarter of 2009.
Operating Expenses
Selling expenses for the third quarter of 2009 were $24.8 million, or 16.4% of total net revenues, compared to 15.0% in the third quarter of 2008 and 16.5% in the second quarter of 2009. Non-GAAP selling expenses for the third quarter of 2009 were $23.3 million, or 15.4% of total net revenues, compared to 14.4% in the third quarter of 2008 and 15.5% in the second quarter of 2009.
General and administrative expenses for the third quarter of 2009 were $11.3 million, or 7.5% of total net revenues, compared to 8.6% in the third quarter of 2008 and 7.1% in the second quarter of 2009. Non-GAAP general and administrative expenses for the third quarter of 2009 were $10.5 million, or 6.9% of the total net revenues, compared to 8.1% in the third quarter of 2008 and 6.7% in the second quarter of 2009.
Research and development expenses for the third quarter of 2009 were $14.2 million, or 9.4% of total net revenues, compared to 10.0% in the third quarter of 2008 and 9.2% in the second quarter of 2009. Non-GAAP research and development expenses for the third quarter of 2009 were $13.4 million, or 8.8% of total net revenues, compared to 9.4% in the third quarter of 2008 and 8.7% in the second quarter of 2009.
Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $2.6 million in the third quarter of 2009 compared to $2.6 million in the second quarter of 2009 and $2.6 million in the third quarter of 2008.
Operating income was $34.2 million in the third quarter of 2009, a 13.5% increase from $30.2 million in the third quarter of 2008. Non-GAAP operating income in the third quarter of 2009 was $40.0 million, a 6.7% increase from $37.5 million in the third quarter of 2008. Operating margin was 22.6% in the third quarter of 2009 compared to 20.6% in the third quarter of 2008 and 24.4% in the second quarter of 2009. Non-GAAP operating margin was 26.5% in the third quarter of 2009 compared to 25.6% in the third quarter of 2008 and 27.4% in the second quarter of 2009.
Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)
Third quarter 2009 EBITDA increased 51.6% year-over-year to $60.1 million from $39.6 million in the third quarter of 2008 and increased 28.7% from $46.7 million in the second quarter of 2009.
Net Income
Net income increased 55.2% year-over-year to $43.4 million from $28.0 million in the third quarter of 2008. Non-GAAP net income increased 11.0% year-over-year to $37.4 million from $33.7 million in the third quarter of 2008. Net margin was 28.7% in the third quarter of 2009 compared to 19.1% in the third quarter of 2008 and 20.6% in the second quarter of 2009. Non-GAAP net margin was 24.7% in the third quarter of 2009 compared to 23.0% in the third quarter of 2008 and 23.6% in the second quarter of 2009. Third quarter 2009 income tax expense was $10.2 million representing an effective tax rate of 19.0%.
Third quarter 2009 basic and diluted earnings per share were $0.40 and $0.38, respectively, compared to $0.26 and $0.24 in the third quarter of 2008. Basic and diluted non-GAAP earnings per share were $0.34 and $0.33, respectively, compared to $0.31 and $0.29 in the third quarter of 2008. Shares used in the computation of diluted earnings per share for the third quarter 2009 were 113.4 million.
Other Select Data
Average accounts receivable days outstanding were 62 days in the third quarter of 2009 compared to 54 days in the second quarter of 2009. Average inventory days were 98 days in the third quarter of 2009 compared to 82 days in the second quarter of 2009. Average accounts payable days outstanding were 62 days in the third quarter of 2009 compared to 59 days in the second quarter of 2009. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.
As of September 30, 2009, the company had $299.3 million in cash, cash equivalents, restricted cash and restricted investments, compared to $286.7 million as of June 30, 2009. Net cash generated from operating activities and net cash outflow for capital expenditures during the quarter were $20.9 million and $13.5 million, respectively.
As of September 30, 2009, the company had 5,760 employees.
Nine Months Ended September 30, 2009 Results
Mindray reported net revenues of $445.3 million for the first nine months of 2009, representing a 17.3% increase from $379.6 million in the same period in 2008.
•	Net revenues generated in China in the first nine months of 2009 increased 26.8% to $205.1 million from $161.7 million in the same period in 2008.

•	Net revenues generated in international markets in the first nine months of 2009 increased 10.3% to $240.2 million from $217.9 million in the first nine months of 2008.
First nine months of 2009 EBITDA increased 36.0% year-over-year to $142.3 million from $104.6 million in the first nine months of 2008.

First nine months of 2009 net income increased 32.0% year-over-year to $101.8 million from $77.1 million in the first nine months of 2008. First nine months of 2009 non-GAAP net income increased 9.3% year-over-year to $105.7 million from $96.7 million in the first nine months of 2008.
First nine months of 2009 diluted earnings per share increased 33.7% year-over-year to $0.90 from $0.68 in the first nine months of 2008. First nine months of 2009 non-GAAP diluted earnings per share increased 10.7% to $0.94 from $0.85 in the first nine months of 2008.
Business Outlook for Full Year 2009
Mindray updates its current outlook for the full year 2009, which includes:
•	2009 net revenue to grow at a rate of 10% to 13% year-over-year.

•	Non-GAAP EPS to grow slightly more than 10% over 2008.

•	Capital expenditure to remain in the range of $50 million to $60 million.

•	Share based compensation to be approximately $12 million, based on issuances to date, which does not take into account any additional share grant that may come later this year, if any.

•	Amortization of intangible assets to be $10 million including April 2006 acquisition of minority interest and May 2008 acquisition of Datascope patient monitoring business.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
“The updated guidance conveys our confidence in delivering solid operational and financial results for the year, backed by continuous strong growth in China and increasing stability in international markets,” commented Li Xiting, Mindray’s president and co-chief executive officer. “To sustain future growth, we will invest in expanding our presence in key emerging markets, maintaining our aggressive pace of new product introductions, and driving cost synergies across all business units.”
Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 AM on November 10, 2009 U.S. Eastern Time (9:00 PM on November 10, 2009 Beijing/Hong Kong Time).
Dial-in details for the earnings conference call are as follows:

Hong Kong:	+852-3002-1672
U.S. Toll Free:	+1-866-318-8614
International:	+1-617-399-5133

Pass code for all regions:	Mindray

A replay of the conference call may be accessed by phone at the following numbers until November 21, 2009.

U.S. Toll Free:	+1-888-286-8010
International:	+1-617-801-6888
Pass code:	2641 5957
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://ir.mindray.com.
Use of Non-GAAP Financial Measures
Mindray provides gross profit, R&D expenses, selling expenses, general and administrative expenses, operating income, EBITDA, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, in progress research and development expenses, realignment costs – post acquisition, as well as termination payments, all net of related tax impact, to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled ''Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures’’.
The company has reported for the third quarter of 2009 and provided guidance for full year 2009 earnings per share on a non-GAAP basis. Each of the terms as used by the company is defined as follows:
•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost – post acquisition, termination payments, and amortization of acquired intangible assets including, but not limited to, in progress research and development (“IPR&D”).

•	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost – post acquisition,

termination payments, amortization of acquired intangible assets and IPR&D including, but not limited to, other income from onetime early termination of contract, all net of related tax impact.
•	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the deemed dividends for the basic calculation.
The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months and nine months period ended September 30, 2008 and 2009, respectively, in the attached financial information.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the company’s market performance, the business outlook for the fiscal year 2009 with respect to net revenues, Non-GAAP EPS, capital expenditure, share based compensation, and amortization of intangible assets, the company’s ability to grow in various geographic markets, to adapt to changing market environments, to take advantage of cost advantages, to capture growth opportunities, to improve cost structures and operational efficiencies and to benefit from government spending in China. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, filed on May 8, 2009. Our results of operations for the third quarter of 2009 and for fiscal year 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets.  From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com.
For investor and media inquiries please contact:
In the U.S:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com
John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
May Li
Tel: + 86 755 2658 2518
Email: may.li@mindray.com
# # #

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	As of December 31,	As of September 30,
	2008	2009
	US$	US$
	(audited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	96,370	130,996
Restricted cash and restricted investments (note 1)	156,491	102,261
Accounts receivable, net	89,735	105,935
Inventories	57,466	76,088
Value added tax receivables	13,566	12,597
Other receivables	7,471	22,140
Prepayments and deposits	4,503	8,633
Deferred tax assets	1,812	2,016

Total current assets	427,414	460,666

Restricted investments (note 1)	—	66,000
Other assets	1,724	2,437
Advances for purchase of plant and equipment	46,275	21,844
Property, plant and equipment, net	126,399	149,067
Land use rights, net	2,721	25,915
Deferred tax assets, net	—	1,242
Intangible assets, net	67,004	64,664
Goodwill	114,234	115,054

Total assets	785,771	906,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans (note 1)	157,007	103,132
Notes payable	7,449	8,267
Accounts payable	29,009	32,930
Advances from customers	7,523	5,377
Salaries payables	16,797	14,934
Other payables	46,911	48,674
Income taxes payable	10,727	15,176
Other taxes payable	4,398	4,432

Total current liabilities	279,821	232,922

Bank loans-long term (note 1)	—	66,000
Other long-term payables	7,120	7,580
Deferred tax liabilities, net	736	3,033

	7,856	76,613
Shareholders’ equity:
Ordinary shares	14	14
Additional paid-in capital	274,993	292,846
Retained earnings	183,886	264,065
Accumulated other comprehensive income	39,199	40,427

Total shareholders’ equity	498,092	597,352
Non-controlling interest	2	2

Total equity	498,094	597,354

Total liabilities and shareholders’ equity	785,771	906,889

(1)	Restricted as the security package required for bank loans as of September 30, 2009. Use of such funds is permitted provided that the proportionate amount of debt must be retired concurrently. As of September 30, 2009, the bank loans can be fully repaid from such restricted cash and restricted investments.

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2008	2009	2008	2009
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
-PRC	61,126	66,809	161,763	205,123
- International	85,403	84,319	217,861	240,230

Net revenues	146,529	151,128	379,624	445,353
Cost of revenues (note 2)	(67,122)	(65,607)	(173,819)	(193,536)

Gross profit	79,407	85,521	205,805	251,817
Selling expenses (note 2)	(21,989)	(24,805)	(53,112)	(73,004)
General and administrative expenses (note 2)	(12,652)	(11,291)	(24,867)	(31,524)
Research and development expenses (note 2)	(14,616)	(14,168)	(35,360)	(43,636)
Realignment costs — post acquisition	—	(1,030)	—	(1,030)
Expense of in-progress research & development	—	—	(6,600)	—

Operating income	30,150	34,227	85,866	102,623
Other income , net	1,286	18,719	2,910	19,071
Interest income	2,957	1,776	7,486	4,717
Interest expense	(1,577)	(1,091)	(2,537)	(3,881)

Income before income taxes and non-controlling interest	32,816	53,631	93,725	122,530
Provision for income taxes	(4,840)	(10,209)	(16,640)	(20,753)
Non-controlling interest	—	—	—	—

Net Income	27,976	43,422	77,085	101,777

Basic earnings per share	0.26	0.40	0.72	0.94

Diluted earnings per share	0.24	0.38	0.68	0.90

Shares used in the computation of:
Basic earnings per share	107,538,933	108,845,481	107,256,059	108,337,457

Diluted earnings per share	114,573,283	113,374,202	114,130,393	112,671,743

(2) Share-based compensation charges incurred during the period related to:
Cost of revenues	113	124	334	373
Selling expenses	898	878	2,514	2,858
General and administrative expenses	767	832	1,997	2,574
Research and development expenses	799	802	2,317	2,444

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES
(Dollars in thousands, except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2008	2009	2008	2009
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Non-GAAP net income	33,671	37,376	96,702	105,726
Non-GAAP net margin	23.0%	24.7%	25.5%	23.7%
Amortization of acquired intangible assets	(4,789)	(2,135)	(15,279)	(6,484)
Deferred tax impact related to acquired intangible assets	1,671	90	2,824	288
Realignment costs — post acquisition and termination payments	—	(1,030)	—	(1,261)
Income from early termination of contract	—	11,757	—	11,757
Share-based compensation	(2,577)	(2,636)	(7,162)	(8,249)

GAAP net income	27,976	43,422	77,085	101,777
GAAP net margin	19.1%	28.7%	20.3%	22.9%
Non-GAAP income per share — basic	0.31	0.34	0.90	0.98
Non-GAAP income per share — diluted	0.29	0.33	0.85	0.94
GAAP income per share — basic	0.26	0.40	0.72	0.94
GAAP income per share — diluted	0.24	0.38	0.68	0.90
Shares used in computation of:
Basic earnings per share	107,538,933	108,845,481	107,256,059	108,337,457

Diluted earnings per share	114,573,283	113,374,202	114,130,393	112,671,743

Non-GAAP operating income	37,516	40,028	108,307	118,617
Non-GAAP operating margin	25.6%	26.5%	28.5%	26.6%
Amortization of acquired intangible assets	(4,789)	(2,135)	(15,279)	(6,484)
Realignment costs — post acquisition and termination payments	—	(1,030)	—	(1,261)
Share-based compensation	(2,577)	(2,636)	(7,162)	(8,249)

GAAP operating income	30,150	34,227	85,866	102,623
GAAP operating margin	20.6%	22.6%	22.6%	23.0%
Non-GAAP gross profit	83,586	87,153	213,675	256,806
Non-GAAP gross margin	57.0%	57.7%	56.3%	57.7%
Amortization of acquired intangible assets	(4,066)	(1,508)	(7,536)	(4,616)
Share-based compensation	(113)	(124)	(334)	(373)

GAAP gross profit	79,407	85,521	205,805	251,817
GAAP gross margin	54.2%	56.6%	54.2%	56.5%

Exhibit 4
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION
(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2008	2009	2008	2009
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	$27,976	43,422	77,085	101,777
Interest income	(2,957)	(1,776)	(7,486)	(4,717)
Interest expense	1,577	1,091	2,537	3,881
Provision for income taxes	4,840	10,209	16,640	20,753

Earnings before interest and tax (“EBIT”)	31,436	52,946	88,776	121,694
Depreciation	4,407	4,720	9,807	13,770
Amortization	3,772	2,392	6,027	6,844

Earnings before interest, tax, depreciation and amortization (“EBITDA”)	39,615	60,058	104,610	142,308